Exhibit 23a

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-153745 on Form S-3 of our report dated February 25, 2009, relating to the consolidated financial statements and consolidated financial statement schedule of PSEG Power LLC and subsidiaries, which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of Financial Accounting Standards No. 157, Fair Value Measurements, and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109, appearing in this Annual Report on Form 10-K of PSEG Power LLC for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

February 25, 2009